Exhibit 21.1

SUBSIDIARIES OF Gorilla Technology Group Inc.

Name of Subsidiary	Jurisdiction of Organization
Gorilla Science & Technology Holding, Inc.(1)	British Virgin Islands
Telmedia Technology Limited(1)	Hong Kong
ISSCore Technology, Inc.(1)	California (USA)
Gorilla Technology Inc.(2)	Taiwan
NSGUARD Technology Inc.(3)	Taiwan
Gorilla Technology Japan Inc.(3)	Japan
Gorilla Intelligence Technology Co. Ltd.(1)	People’s Republic of China
Gorilla Merger Sub, Inc.(1)	Cayman Islands

(1) A wholly owned subsidiary of Gorilla Technology Group Inc.

(2) A wholly owned subsidiary of Gorilla Science & Technology Holding, Inc.

(3) A wholly owned subsidiary of Telmedia Technology Limited.